PLAN OF CONVERSION OF
EURASIA ENERGY LIMITED

It is hereby certified that:

1.

The constituent entity participating in the Plan of Conversion is EURASIA ENERGY LIMITED, a Nevada corporation (“Eurasia Nevada”).  The current address of Eurasia is Downiehills, Blackhills, Peterhead, Aberdeenshire, Scotland, AB42 3LB, United Kingdom.

2.

The proposed name of the resulting entity is EURASIA ENERGY LIMITED, a continued Anguillan, British West Indies company (“Eurasia Anguilla”).  The proposed address of Eurasia Anguilla is Box 821, Spencer House, The Valley, Anguilla, British West Indies.

3.

A copy of the Articles of Continuance and By-Laws of Eurasia Anguilla are attached hereto as Exhibit “A” and Exhibit “B” respectively.

4.

Eurasia Nevada seeks to consummate a conversion from the State of Nevada to Anguilla, British West Indies pursuant to Chapter 92A.105 of the Nevada Revised Statutes.

5.

Eurasia Nevada is authorized to issue 100,000,000 shares of common stock.  As of the date hereof, Eurasia Nevada has 20,315,135 shares of common stock issued and outstanding.

6.

Upon the effective date of the conversion, Eurasia Anguilla will be authorized to issue 100,000,000 shares of common stock and will have 20,315,135 shares of common stock issued and outstanding.

7.

Upon the effective date of the conversion, each issued and outstanding share of common stock in the capital of Eurasia Nevada shall automatically, without any action on the part of the corporation or a stockholder, be converted into one share of common stock, as applicable, in the capital of Eurasia Anguilla.

8.

Upon the effective date of the conversion, the separate existence of Eurasia Nevada shall cease and Eurasia Anguilla will be governed in accordance with the laws of the International Business Companies Act (as amended) of Anguilla, British West Indies.

9.

The Articles of Continuance, attached hereto as Exhibit “A”, and the Bylaws, attached hereto as Exhibit “B”, will be the constituent documents of Eurasia Anguilla upon the effective date of the conversion and will continue in full force and effect until changed, altered or amended as provided in the International Business Companies Act (as amended) of Anguilla, British West Indies.

10.

The directors and officers of Eurasia Nevada shall be the directors and officers of Eurasia Anguilla upon the effective date of the conversion, all of whom shall hold their directorships and offices until the election and qualification of their respective successors or until their tenure is otherwise terminated.

11.

The Plan of Conversion was duly adopted by the board of directors of Eurasia Nevada on November 1, 2006.

12.

The Plan of Conversion was duly adopted by the stockholders of Eurasia Nevada by consent resolutions of a majority of stockholders holding in the aggregate 11,500,000 common shares or 56.6% of the issued and outstanding common shares of Eurasia Nevada on November 1, 2006.

13.

The board of directors of Eurasia Nevada may elect not to file the articles of conversion or the application to register Eurasia Nevada in Anguilla, British West Indies, with the supporting Articles of Continuance and Bylaws, or consummate the conversion if the board of directors of Eurasia Nevada determines that, in the circumstances, it would not be in the best interests of Eurasia Nevada to proceed with the conversion.

The Plan of Conversion shall be effective upon the filing hereof.

EURASIA ENERGY LIMITED

Per:

Authorized Signatory
Name:  Gerald R. Tuskey

Title:  C.F.O.

Exhibit “A”

Articles of Continuance

Exhibit “B”

By-laws